THIS LETTER OF TRANSMITTAL AND ELECTION FORM IS FOR USE IN CONNECTION WITH THE PLAN OF ARRANGEMENT INVOLVING ROLLING THUNDER EXPLORATION LTD. AND SAN TELMO ENERGY LTD. PRIOR TO COMPLETING THIS LETTER OF TRANSMITTAL AND ELECTION FORM, YOU ARE STRONGLY URGED TO READ THE INFORMATION CIRCULAR AND THE NOTES AND INSTRUCTIONS SET FORTH IN THIS LETTER.

LETTER OF TRANSMITTAL AND ELECTION FORM
FOR HOLDERS OF COMMON SHARES OF SAN TELMO ENERGY LTD.

To: Rolling Thunder Exploration Ltd.

And To: San Telmo Energy Ltd.

And To: Olympia Trust Company

Capitalized terms used in this Letter of Transmittal and Election Form (the "Letter of Transmittal"), unless otherwise defined, shall have the meanings ascribed to them in the Joint Information Circular of Rolling Thunder Exploration Ltd. ("Rolling Thunder") and San Telmo Energy Ltd. ("San Telmo") dated November 15, 2005 (the "Circular"). This Letter of Transmittal together with the certificate(s) for common shares of San Telmo ("San Telmo Shares") should be delivered in person (which is recommended) or sent by registered mail to Olympia Trust Company (the "Depositary") at the address set forth on the last page hereof in order to be exchanged for cash and/or class A shares ("NewCo Shares") of the newly amalgamated corporation ("NewCo"). The undersigned delivers the enclosed certificate(s) representing San Telmo Shares to be exchanged for cash and/or NewCo Shares pursuant to the Arrangement as described in the Circular.

DESCRIPTION OF SAN TELMO SHARES DEPOSITED

(if space is insufficient, please attach a signed list (see Instruction 3))

Certificate Number

Name of Registered San Telmo Shareholder

Number of Shares

ELECTION FORM

(Please complete the following elections)

Pursuant to the Arrangement, the undersigned holder of San Telmo Shares hereby elects to receive on completion of the Arrangement in respect of such San Telmo Shares (please check one or more of the following options):
¨	Option A – delivery of 0.5 Of a NewCo Share	Number of San Telmo Shares held in respect of which Option A is elected:
for each San Telmo Share deposited pursuant to Option A by the undersigned.

¨	Option B – delivery of $0.60 cash (the "Cash	Number of San Telmo Shares held in respect of which Option B is elected:
Consideration") for each San Telmo Share deposited pursuant to Option B by the undersigned.

1. You may elect for both Option A and Option B, however the number of San Telmo Shares in respect of which you elect Option A and/or Option B, above, must equal the total number of San Telmo Shares which you deposited.
2. Option B may be subject to proration (see Note 11).
3. Please complete registration and delivery instructions on pages 2 and 3.
4. Any San Telmo Shares in respect of which an election is not made will be deemed to have been tendered under Option A.

The undersigned registered holder(s) of San Telmo Shares (the "San Telmo Shareholder(s)") hereby represents and warrants that the San Telmo Shareholder is the owner of the San Telmo Shares represented by the certificate(s) described above and has good title to those San Telmo Shares free and clear of all liens, charges, encumbrances and adverse interests. The certificate(s) described above are enclosed and the San Telmo Shareholder irrevocably deposits the above-mentioned certificates for San Telmo Shares in exchange for Cash Consideration and/or NewCo Shares to which such holder is entitled pursuant to the Arrangement. The San Telmo Shareholder transmits the certificate(s) described above representing San Telmo Shares to be dealt with in accordance with this Letter of Transmittal. Unless otherwise indicated in this Letter of Transmittal under "Special Registration Instructions", the San Telmo Shareholder requests that the Depositary issue the cheque(s) and/or certificate(s) for NewCo Shares in the name(s) of the San Telmo Shareholder(s). Similarly, unless otherwise indicated under "Special Delivery Instructions", the San Telmo Shareholder requests that the Depositary send the cheque(s) and/or certificate(s) for NewCo Shares by mail, postage pre-paid, or in the case of postal disruption, by such other means as the Depositary deems prudent to the San Telmo Shareholder at the address specified herein. If no address is specified, the San Telmo Shareholder acknowledges that the Depositary will forward the cheque(s) and/or certificate(s) to the address of the San Telmo Shareholder as shown on the share register maintained by San Telmo.

This Letter of Transmittal must be completed and deposited with Olympia Trust Company by 4:30 p.m. (Calgary time) on the business day immediately prior to the date of the Meeting.

SHAREHOLDER SIGNATURES

This box must be signed by San Telmo Shareholders exactly as the name(s) appear(s) on the San Telmo Share certificate(s) or by transferee(s) of original registered holder(s) authorized to become new registered holder(s) by certificates and documents transmitted with this Letter of Transmittal. See Instruction 4 below. If the signature is by a trustee, executor, administrator, guardian, attorney-in-fact, agent, officer of a corporation or any other person acting in a fiduciary or representative capacity, please provide the information described in Instruction 4.

SIGNATURE OF SHAREHOLDER(S) OR AUTHORIZED REPRESENTATIVE(S)

Title or Capacity of Authorized Representative

Address:

GUARANTEE OF SIGNATURE(S)

Telephone No.: (

)

Social Insurance Number/Tax Identification Number:

Dated:

SPECIAL REGISTRATION INSTRUCTIONS

To be completed ONLY if the cheque(s) and/or certificate(s) for NewCo Shares are to be issued in the name of someone other than the person(s) indicated

above under "Shareholder Signatures".

See

Instruction 5 below. If this box is completed, the signature must be guaranteed. See Instruction 1 below.

SPECIAL DELIVERY INSTRUCTIONS

To be completed ONLY if the cheque(s) and/or certificate(s) for NewCo Shares are to be sent to someone other than the person(s) indicated above under "Shareholder Signatures" or to such persons at an address other than that appearing below or are to be held by the Depositary for pick-up by such persons or any person designated by them in writing. See Instruction 5 below. If this box is completed, the signature must be guaranteed. See Instruction 1 below.

¨

Issue cheque(s) and/or certificate(s) to: Name:

¨

¨

Mail cheque(s) and/or certificate(s) to: Name:

¨

(Please Print)

Address:

Address:

(Please Print)

Telephone No.: (

)

Telephone No.:

(

)

Social Insurance Number/Tax Identification Number:

OR

¨

Hold cheque(s) and/or certificate(s) for pick-up at the office of the Depositary.

¨

NOTES AND INSTRUCTIONS

1.

Guarantee of Signatures

The signature guarantee on this Letter of Transmittal is not required if: (a) this Letter of Transmittal is signed by the holder of the San Telmo Share certificate(s) transmitted by this Letter of Transmittal, unless the San Telmo Shareholder has completed either the box entitled "Special Registration Instructions" or the box entitled "Special Delivery Instructions"; or (b) the San Telmo Shares are transmitted for the account of a Canadian chartered bank, a United States commercial bank, a Canadian or United States trust company, a member of a recognized stock exchange in Canada, the Investment Dealers Association of Canada, a registered national securities exchange in the United States or the National Association of Securities Dealers Inc. (each, an "Eligible Institution"). In all other cases, all signatures on this Letter of Transmittal must be guaranteed by an Eligible Institution, by a member of a recognized Medallion Guarantee Program (Securities Transfer Association Medallion Program, Stock Exchange Medallion Program or New York Stock Exchange Inc. Medallion Signature Program) or in some other manner satisfactory to the Depositary. See also Instruction 4.

2.

Delivery of Letter of Transmittal and Certificates

This Letter of Transmittal is to be completed by the holder of the certificate(s) representing San Telmo Shares submitted with this Letter of Transmittal. Certificates of all physically delivered San Telmo Shares, as well as a properly completed and duly executed Letter of Transmittal in the appropriate form, should be received by the Depositary at the address set forth on the last page hereof in order to facilitate prompt delivery of the NewCo Shares and/or Cash Consideration commencing on or after the Effective Date of the Arrangement. The method of delivery of the certificate(s) representing San Telmo Shares is at the option and risk of the person transmitting the certificate(s). San Telmo and Rolling Thunder recommend that these documents be delivered by hand to the Depositary and a receipt be obtained for the documents or, if mailed, that registered mail be used (with proper insurance and an acknowledgment of receipt requested).

3.

Inadequate Space

If the space provided in this Letter of Transmittal is inadequate, the certificate number(s) and the number of San Telmo Shares represented by the certificate(s) should be listed on a separate list attached to this Letter of Transmittal, which separate list must be signed by the San Telmo Shareholder.

4.

Signatures on Letter of Transmittal, Powers and Endorsements

If this Letter of Transmittal is signed by the holder of the San Telmo Share certificate(s) transmitted by this Letter of Transmittal, the signature(s) must correspond with the name(s) as written on the face of the certificate(s) without alteration, enlargement or any change whatsoever. If any of the San Telmo Shares transmitted by this Letter of Transmittal are held of record by two or more joint owners, all the owners must sign this Letter of Transmittal. If any transmitted San Telmo Shares are registered in different names on several certificates, it will be necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations or certificates. If this Letter of Transmittal or any certificates or powers are signed by a trustee, executor, administrator, guardian, attorney-in-fact, agent, officer of a corporation or any other person acting in a fiduciary or representative capacity, those persons should so indicate when signing, and proper evidence satisfactory to the Depositary of their authority to act should be submitted. If this Letter of Transmittal is signed by the San Telmo Shareholder(s) evidenced by the certificate(s) listed and submitted with this Letter of Transmittal, no endorsements of certificates or separate powers are required unless the cheque(s) and/or certificate(s) for NewCo Shares are to be issued to a person other than the San Telmo Shareholder(s). Signatures on those certificate(s) or powers must be guaranteed in the manner specified in Instruction 1. If this Letter of Transmittal is signed by a person other than the San Telmo Shareholder(s) evidenced by certificate(s) listed and submitted with this Letter of Transmittal, the certificate(s) must be endorsed or accompanied by appropriate share transfer or stock transfer powers, in either case signed exactly as the name or names of the San Telmo Shareholder(s) appear on the certificate(s). Signatures on such certificate(s) or powers must be guaranteed in the manner specified in Instruction 1.

5.

Special Registration and Delivery Instructions

If the cheque(s) and/or certificate(s) for NewCo Shares are to be issued in the name of a person other than the person(s) signing this Letter of Transmittal or if the cheque(s) and/or certificate(s) are to be sent to someone other than the person(s) signing this Letter of Transmittal or if the cheque(s) and/or certificate(s) are to be sent to an address other than that shown herein, the appropriate boxes on this Letter of Transmittal should be completed. If the cheque(s) and/or certificate(s) for NewCo Shares are to be issued in different names, attach duly completed copies of the "Special Registration Instructions" appearing on page 3 clearly indicating which instructions apply to each type of cheque and certificate.

6.

Lost, Destroyed and Stolen Certificates

San Telmo Shareholders who have lost the certificate(s) representing San Telmo Shares, or have had such certificate(s) destroyed or stolen, should immediately contact the Depositary at the addresses and telephone numbers set forth on the last page of this Letter of Transmittal.

7.

Requests for Assistance or Additional Copies

Questions and requests for assistance with respect to this Letter of Transmittal may be directed to the Depositary and additional copies of this Letter of Transmittal may be obtained upon request without charge from the Depositary at the telephone numbers and addresses set forth on the last page of this Letter of Transmittal.

8.

Correction of or Change in Name

For a correction of name or for a change in name which in either case does not involve a change in ownership, proceed as follows: (i) for a change of name by marriage, etc., the surrendered certificate(s) representing San Telmo Shares should be endorsed, e.g., "Mary Doe, now by marriage Mrs. Mary Jones," with the signature guaranteed by an Eligible Institution; and (ii) for a correction in name, the surrendered certificate(s) should be endorsed, e.g., "James E. Brown, incorrectly inscribed as J.E. Brown," with the signature guaranteed by an Eligible Institution. See Instructions 1 and 4.

9.

Late Delivery

San Telmo Shareholders must submit a properly completed Letter of Transmittal and certificate(s) prior to the sixth anniversary of the Effective Date to avoid losing their entitlement to the NewCo Shares and Cash Consideration to be issued under the Arrangement.

10.

Deadline for Deposit

To receive delivery of Cash Consideration and/or NewCo Shares, as the case may be, on the completion of the Arrangement, holders of San Telmo Shares must deposit with the Depositary (at one of the addresses specified on the last page hereof) on or before 4:30 p.m. (Calgary time) on the business day immediately prior to the date of the Meeting, or if the Meeting is adjourned, on or before 4:30 p.m. (Calgary time) on the business day immediately prior to the date of that adjourned Meeting (the "Election Deadline"), a duly completed Letter of Transmittal indicating the holder's election, together with the certificate(s) representing the holder's San Telmo Shares.

11.

Cash Election

With respect to the Cash Consideration elected by the San Telmo Shareholder, the aggregate amount of cash available to satisfy such elected amounts is limited to $5,000,000 (the "Cash Limit"). If the aggregate amount of the Cash Consideration elected by the San Telmo Shareholders exceeds the Cash Limit, the amount of Cash Consideration paid to the San Telmo Shareholders so electing shall be prorated (based on the fraction equal to the Cash Limit divided by the aggregate amount of the Cash Consideration elected) among all such San Telmo Shareholders who made an election to receive the Cash Consideration, and such San Telmo Shareholder shall receive Share Consideration in respect of the balance of the San Telmo Shareholder's San Telmo Shares in respect of which the San Telmo Shareholder had elected to receive Cash Consideration.

12.

Fractional Shares

No certificates representing fractional NewCo Shares shall be issued. In lieu of any fractional NewCo Shares, each registered holder of San Telmo Shares otherwise entitled to a fractional interest in a NewCo Share will either: (a) where such fractional interest is less than 0.5, be rounded down to the nearest whole number of NewCo Shares, or (b) where the fractional interest is equal to or greater than 0.5, be rounded up to the nearest whole number of NewCo Shares. In calculating fractional interests, all San Telmo Shares registered in the name of a shareholder or nominee shall be aggregated.

Office of the Depositary

Olympia Trust Company

By Mail, By Hand and By Courier

2300, 125 - 9th Avenue S.E.
Calgary, Alberta
T2G OP6
Telephone: (403) 261-0900
Toll Free: (888) 353-3138
E-mail: cssinquiries@olympiatrust.com

Any questions and requests for assistance with respect to this Letter of Transmittal may be directed by San
Telmo Shareholders to the Depositary at its telephone number and location set out above.